EXHIBIT 99.38

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release May 30, 2002 Symbol: ORZ.TSX

OREZONE TO OPTION BOMBORE PERMIT FROM CHANNEL / SOLOMON
One of the largest oxide gold resources in Burkina Faso

OREZONE RESOURCES INC. (ORZ.TSE) is pleased to announce that it has entered into an agreement with Channel Resources Ltd. (CHU.TSE) and Solomon Resources Limited (SRB.TSX) whereby Orezone has been granted an exclusive 60-day option to acquire an interest in the Bombore permit, in Burkina Faso, West Africa, and to acquire Channel Mining (Barbados) Company Ltd. (“Channel Barbados”). During this period Channel and Solomon will not offer the permit or Channel Barbados to any other party. Bombore is one of the largest undeveloped oxide gold deposits in Burkina Faso.

Orezone will make a cash payment of $10,000 and complete its due diligence on the Bombore permit and Channel Barbados, the company that holds title to the permit. Should Orezone wish to exercise its option, it shall deliver a Heads of Agreement (“HOA”) to Channel and Solomon within 60 days. The HOA will allow Orezone to earn a 50% interest in Bombore by making a cash payment of $40,000, issuing 150,000 shares and incurring a total of C$2.0 million in exploration expenditures. Orezone must spend a minimum of C$300,000 within the first year. Upon earning a 50% interest, Orezone may earn an additional 20% interest by completing a bankable feasibility study. Upon completion of the study, Orezone will have 90 days to make a cash payment of US$1.0 million in order to reduce the remaining parties’ aggregate interest to a 1% net smelter royalty. Channel and Solomon shall divide the payments and the royalty on a pro-rata basis.

The agreement is subject to the approval of the regulatory authorities and the shareholders of Channel. Channel will be holding an Extraordinary General Meeting on July 12, 2002 whereby a vote of 75% or more in favour of allowing Orezone the option is required.

Bombore is one of the most advanced oxide gold deposits in Burkina Faso with total oxide resources now estimated at 22 Mt @ 1.5 g/t Au (1,050,000 ounces of gold) as previously reported by Channel and Solomon. The project was previously optioned by Placer Dome. Many of the higher grade targets and positive drill results have not been followed up. Orezone intends to define an economic resource on the property within the next two years.

For further information please contact:

Orezone Resources Inc.
Ron Little, President and CEO
174 Cobourg St., Ottawa, ON, K1N 8H5
613 241 3699 or info@orezone.com

Website: www.orezone.com

Solomon Resources Limited
Ronald K. Netolitzky, Director
475 Howe Street, Suite 900,
Vancouver, BC,V6C 2B3
604 669-6656
Web Site: www/bmts/bc.ca/srb/	Channel Resources Ltd. Hon. Ross D. Fitzpatrick, Chairman, President 1708 Dolphin Ave, Suite 802, Kelowna, BC, V1Y 9S4 250 868 8019 website: www.channelr.com